SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 9)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with the exhibits and annexes thereto and as amended or supplemented hereby and as previously and as may be amended from time to time, the “Schedule 14D-9”) by AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before “(e) Forward-Looking Statements” and renumbering “(e) Forward-Looking Statements” as section (f):

“(e) Expiration of the Offer; Subsequent Offering Period

At 11:59 p.m., New York City time, on September 29, 2016, the initial offering period, as extended, for the Offer expired. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, a total of 44,543,555 Shares had been validly tendered (excluding all Shares tendered by Notice of Guaranteed Delivery) and not withdrawn pursuant to the Offer. In addition, the depositary has advised that, as of the Expiration Time, 2,809,498 Shares have been tendered by Notice of Guaranteed Delivery. All conditions to the Offer having been satisfied, on September 30, 2016, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time and expects to promptly pay for all such Shares.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 promulgated under the 1934 Act, Purchaser has commenced a subsequent offering period of the Offer (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on October 14, 2016, unless extended. All Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Price of $25.00 per Share, in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that Shares validly tendered during the Subsequent Offering Period may not be withdrawn and the guaranteed delivery procedures may not be used during the Subsequent Offering Period.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director

By:	/s/ Stefan Boermans
	Name:	Stefan Boermans
	Title:	Managing Director

Dated: September 30, 2016